1775 I Street, N.W. Washington, DC 20006-2401 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

June 12, 2012

VIA EDGAR

Chad Eskildsen

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Funds (the “Registrant”)

File Nos. 033-12113, 811-05028

Dear Mr. Eskildsen:

In an April 18, 2012 telephone conversation with me, you communicated the Securities and Exchange Commission (“SEC”) staff’s (the “Staff”) comments on Post-Effective Amendment No. 226 (“PEA 226”) to the Registrant’s registration statement under the Securities Act of 1933, as amended, and Amendment No. 294 to the Registrant’s registration statement under the Investment Company Act of 1940, as amended (the “1940 Act”), as filed on March 7, 2012. PEA 226 was filed to register the PIMCO California Municipal Bond Fund and the PIMCO National Intermediate Municipal Bond Fund, each a new series of the Registrant (each a “Fund” and together the “Funds”). A summary of the Staff’s comments, along with the Registrant’s responses, is set forth below. Undefined capitalized terms used below have the same meaning as given in PEA 226.

Prospectus

Comment 1: The fee table captions include references to an “Expense Reduction.” Instruction 3(e) to Item 3 of Form N-1A permits additional captions that relate to a “Fee Waiver” and/or “Expense Reimbursement.” Please revise the fee table captions to conform to the language permitted by instruction 3(e).

Response: Comment accepted. The caption “Expense Reduction” has been revised to read “Expense Reimbursement.” The remaining captions conform to the requirements of Instruction 3(e) to Item 3 of Form N-1A.

US  Austin  Boston  Charlotte  Hartford  Los Angeles  New York  Orange County  Philadelphia  Princeton  San Francisco

Silicon Valley  Washington DC  EUROPE  Brussels  Dublin  Frankfurt  London  Luxembourg  Moscow  Munich  Paris

ASIA Beijing  Hong Kong

Chad Eskildsen June 12, 2012 Page 2

Comment 2: The fee tables are blank. Please complete with numbers and submit as correspondence prior to the effective date of the filing.

Response: Comment accepted. Please see correspondence from Adam T. Teufel, Dechert LLP, to Chad Eskildsen, Division of Investment Management, SEC, dated May 18, 2012, in which we provided completed fee tables, related footnotes and expense examples with numbers current as of that date.

Comment 3: Certain footnotes to the fee tables reference an expense limitation agreement. Confirm that such agreement will be included as an exhibit to the next post-effective amendment.

Response: Confirmed. An amended schedule to the Trust’s expense limitation agreement will be included as an exhibit to the next post-effective amendment.

Comment 4: Each Fund’s Principal Investment Strategies begin by setting forth an 80% test pursuant to rule 35d-1. Revise so that the use of “assets” therein conforms to the definition of “assets” in rule 35d-1 (i.e., net assets, plus the amount of any borrowings for investment purposes).

Response: The section of the prospectus titled “Characteristics and Risks of Securities and Investment Techniques—Percentage Investment Limitations” includes the following disclosure:

Each of the Funds has adopted a fundamental investment policy to invest at least 80% of its assets in investments suggested by its name. For purposes of this policy, the term “assets” means net assets plus the amount of borrowings for investment purposes.

The Registrant believes that this disclosure is sufficient to make clear to shareholders that “assets” under each Fund’s 80% test conforms to the definition of “assets” set forth in Rule 35d-1.

Comment 5: Each Fund’s Principal Investment Strategies sets forth an 80% test relating to “debt securities.” Revise so that the 80% test applies to “bonds” consistent with the use of “Bond” in the Fund’s name.

Response: The Registrant does not believe that its use of the term “debt securities” rather than “bonds” in describing the Fund’s investments raises any issue under Rule 35d-1. The Staff has stated that for the purposes of Section 35(d), investing in “debt instruments” is sufficient for funds with “bond” in their names. Specifically, the Staff’s generic comment letter of February 25, 1994 states that “…a fund using the term ‘bond’ in its name satisfies the requirements of Section 35(d) of the 1940 Act and Guide 1 to Form N-1A if it invests at least 65 percent [now 80 percent] of its total assets in debt instruments.”

Chad Eskildsen June 12, 2012 Page 3

Comment 6: In the Fund Summary—Principal Risks sections, revise Interest Rate Risk to include a numerical example demonstrating the effect to the price of the Fund, assuming a maximum average duration for that particular Fund, if interest rates rose by one percentage point.

Response: Information comparable to that requested by the Staff is provided in the “Characteristics and Risks of Securities and Investment Techniques—Duration” section of the prospectus. A shorter stub explanation of duration is also provided within the Fund’s Principal Investment Strategies.1 The brief description of duration within the “Principal Investment Strategies,” coupled with the more complete description in the back section of the prospectus provides, in the Registrant’s view, sufficient explanation of duration and is consistent with the requirements of Form N-1A.

Comment 7: Revise the Tax Information section following the Fund Summaries to clarify that tax-deferred distributions may be subject to tax at a later time such as when a shareholder withdraws assets from a 401(k) plan or an individual retirement account.

Response: The Registrant believes the current disclosure is consistent with the requirements of Item 7 of Form N-1A. Item 7 requires disclosure regarding the tax status of a fund’s distributions and does not relate to the tax status of capital redemptions from tax-deferred accounts at a later date.2 In consideration of the Staff’s comment, the Registrant has reviewed the current disclosure and believes the use of the phrase “tax-deferred” adequately informs investors that investments through such arrangements are not tax-free, but that applicable taxes are deferred until a later date.

[1]

The brief description within the “Principal Investment Strategies” section states “[d]uration is a measure used to determine the sensitivity of a security’s price to changes in interest rates. The longer a security’s duration, the more sensitive it will be to changes in interest rates.”

[2]

Item 7 of Form N-1A provides, “[s]tate, as applicable, that the Fund intends to make distributions that may be taxed as ordinary income or capital gains or that the Fund intends to distribute tax-exempt income. For a Fund that holds itself out as investing in securities generating tax-exempt income, provide, as applicable, a general statement to the effect that a portion of the Fund’s distributions may be subject to federal income tax.”

Chad Eskildsen June 12, 2012 Page 4

Statement of Additional Information

Comment 8: The first full paragraph on page 53 states, “[i]n the case of a credit default swap sold by a Fund (i.e., where the Fund is selling credit default protection), however, in applying certain of the Funds’ investment policies and restrictions the Fund will value the credit default swap at its notional amount but may value the credit default swap at market value for purposes of applying certain of the Funds’ other investment policies and restrictions.” Explain why market value is used for some purposes and notional value for other purposes. Revise the disclosure to specify the particular policies and restrictions for which notional value is used and for which market value is used. To the extent notional value is used for purposes of complying with a fund’s rule 35d-1 80% test, explain how use of notional value for this purpose is compliant with the rule.

Response: When the funds sell credit default protection through a credit default swap (“Sell Protection CDS”), the funds typically value Sell Protection CDS at market value for most purposes. However, the funds value Sell Protection CDS at notional value for certain limited purposes, including asset coverage requirements3 and names rule compliance. We believe this approach is consistent with the SAI disclosure quoted above.

For those funds that have adopted non-fundamental investment policies pursuant to Rule 35d-1, the funds value Sell Protection CDS, if any, at notional value. When a fund seeks to invest in a fixed income instrument, it may of course purchase that security directly. Alternatively, a fund may sell credit default protection on that issuer, which gives the fund the same economic exposure to that issuer as if it had purchased the security directly. Selling credit default protection may be more advantageous and impose lower transaction costs on the fund than purchasing the security directly. We believe that the SEC clearly contemplated the use of synthetic instruments, such as Sell Protection CDS, to meet the Rule’s 80% asset test.4 PIMCO believes that notional value is the appropriate way to calculate the true economic value of Sell

[3]	For example, as disclosed in the “Investment Objectives and Policies—Derivative Instruments” section of the SAI:

In connection with credit default swaps in which a Fund is the seller, the Fund will segregate or ‘earmark’ cash or assets determined to be liquid by PIMCO in accordance with procedures established by the Board of Trustees, or enter into offsetting positions, with a value at least equal to the full notional amount of the swap (minus any amounts owed to the Fund). Such segregation or ‘earmarking’ will ensure that the Fund has assets available to satisfy its obligations with respect to the transaction and will limit any potential leveraging of the Fund’s portfolio.

[4]	See Investment Company Act Release No. 24828 (Jan. 17, 2001) at n.13.

Chad Eskildsen June 12, 2012 Page 5

Protection CDS for purposes of the Rule, rather than the smaller market value which may represent a fund’s nominal investment in the Sell Protection CDS itself, but which does not accurately reflect a fund’s true economic exposure to a particular asset class via the Sell Protection CDS. From an investor’s point of view, and with respect to whether a particular fund’s name is misleading, PIMCO believes that valuing Sell Protection CDS at notional value is the most appropriate method.

Comment 9: The second full paragraph on page 53 states, “[i]n the case of privately issued mortgage-related securities, or any asset-backed securities, the Trust takes the position that such securities do not represent interests in any particular ‘industry’ or group of industries.” Revise this sentence as it is inconsistent with the Staff’s view that such securities are part of the same industry or group of industries to which the underlying asset(s) belong (i.e., the asset(s) backing the privately issued mortgage-related or asset-backed security).

Response: The Registrant notes that the Staff has previously commented on this issue with respect to Registrant’s Post-Effective Amendment No. 174, as filed on May 27, 2010, and Post-Effective Amendment No. 200, as filed June 1, 2011. The Staff has also commented on this issue with respect to several other post-effective amendments filed by the Registrant and other PIMCO-advised registrants. The Registrant’s response is substantively similar to the response provided to the comment on Post-Effective Amendment No. 174,5 as supplemented by subsequent letters from PIMCO to the Staff.

Consistent with the position expressed in prior correspondence with the Staff, as of June 30, 2011 and until formal Staff guidance is published with respect to this issue, each fund included in the SAI filed as part of PEA 226 has adopted an internal operating policy limiting the fund’s investment in privately issued residential mortgage-backed securities (“Private RMBS”) to no more than 25% of the fund’s assets. With respect to the treatment of privately issued commercial mortgage-backed securities (“Private CMBS”), the same funds have also adopted an internal operating policy to invest no more than 25% of their respective assets in Private CMBS. These policies are operating policies of the funds. They are not fundamental investment restrictions.

*     *     *

In addition to these comments, you requested that the Registrant make certain representations concerning PEA 226 and the responses being made to the comments received. These representations are included as an exhibit to this letter.

[5]	See Letter from Adam T. Teufel to Brion R. Thompson, Division of Investment Management, SEC, Responding to Comments on Post-Effective Amendment No. 174 (July 26, 2010).

Chad Eskildsen June 12, 2012 Page 6

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3464 or Brendan C. Fox at (202) 261-3381 if you wish to discuss this correspondence further.

Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel

cc:	J. Stephen King, Jr., Pacific Investment Management Company LLC

Ryan Leshaw, Pacific Investment Management Company LLC

Dino Capasso, Pacific Investment Management Company LLC

Brendan C. Fox, Dechert LLP

EXHIBIT

PIMCO Funds

840 Newport Center Drive

Newport Beach, California 92660

Via EDGAR

June 12, 2012

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Funds (the “Registrant”) (File Nos. 033-12113, 811-05028)

In connection with a response being made on behalf of the Registrant to comments provided with respect to Amendment No. 294 to the Registrant’s registration statement under the Investment Company Act of 1940, as filed on March 7, 2012 (the “Registration Statement”), the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and the accuracy of the disclosure in the Registration Statement;

•

comments of the staff of the Securities and Exchange Commission (“SEC”) or changes to disclosure in response to SEC staff comments in the Registration Statement reviewed by the staff do not preclude the SEC from taking any action with respect to the Registration Statement; and

•

if an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert SEC staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States. This representation should not be construed as confirming that there is or is not, in fact, any inquiry or investigation currently pending or threatened.

We hope that the foregoing is responsive to your request. Please do not hesitate to contact Brendan C. Fox at (202) 261-3381 or Adam T. Teufel at (202) 261-3464 of Dechert LLP, outside counsel to the Registrant, if you have any questions concerning the foregoing.

Sincerely,

/s/ Peter G. Strelow

Peter G. Strelow
Vice President

cc:	Brendan C. Fox

Adam T. Teufel

J. Stephen King, Jr.

Ryan Leshaw

Dino Capasso